News Release
www.srtelecom.com

Source:
SR Telecom	MaisonBrison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429 Ext. 4613	Tel.: (514) 731-0000

SR Telecom Appoints New Chief Financial Officer

MONTREAL, May 31, 2006 - SR TelecomTM Inc. (TSX: SRX), the leading provider of licensed OFDM-based WiMAX solutions, today announced the appointment of Marc Girard as Senior Vice President and Chief Financial Officer, effective August 15, 2006. Mr. Girard was most recently Vice President and Chief Financial Officer of Aeroplan Income Fund, a Canadian income trust listed on the Toronto Stock Exchange. Aeroplan is Canada’s largest loyalty management company.

Previously Mr. Girard was Vice President and Treasurer of Quebecor Inc., and he held various senior finance roles within the BCE Group of companies, including Vice President Finance (Technology & Network Operations) at Bell Canada. He is a CA and a CFA, and he holds an MBA from McGill University. "The appointment of Marc Girard as CFO is another important step in positioning SR Telecom for future success" said William Aziz, Interim President and Chief Executive Officer of SR Telecom. "He brings the experience, leadership and appropriate financial discipline necessary to recognize and capitalize on the opportunities for profit enhancement in our business, as well as providing significant experience with the financial community".

Mr. Girard will succeed Peter Campbell who has served as Interim Chief Financial Officer of SR Telecom since December 2005. "Peter's contribution to SR Telecom has been significant since first joining us as Interim CFO" said Mr. Aziz. "He led the complex fresh start accounting initiatives and managed the financial affairs of the Company through the difficult restructuring period. Peter continues to work tirelessly with the board and me. On behalf of everyone at SR Telecom, we sincerely thank Peter and wish him success in his future endeavors". Mr. Campbell will be staying with SR Telecom through to August 15, 2006 to complete the financial reporting for the second quarter.

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 120 countries, connecting nearly two million people.

SR Telecom provides WiMAX solutions for voice, data and Internet access applications with its new symmetryMXTM technology. SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative, which promotes the deployment of broadband wireless access networks using a global standard that is being certified for interoperability of products and technologies. For more information, visit www.srtelecom.com.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.